SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. THREE)(1)


                        BRILLIANT DIGITAL ENTERTAINMENT
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                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)


                                   10952 10 4
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                                 (CUSIP Number)


                              Ronald L. Fein, Esq.
                            Stutman, Treister & Glatt
                       3699 Wilshire Boulevard, Suite 900
                       Los Angeles, California 90010-2739
                                  213.251.5100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 7, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              Page 1 of 8 Pages)

CUSIP No.109502 10 4                 13D                     Page 2 of 8 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HARRIS TOIBB, ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             59,537,257 (See Response to Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             59,537,257 (See Response to Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        59,537,257 (See Response to Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        79.42%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

CUSIP No.109502 10 4                 13D                     Page 3 of 8 Pages
________________________________________________________________________________

                           STATEMENT TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock") of Brilliant Digital Entertainment, Inc., a Delaware corporation ("BDE" or "Issuer"), the principal executive offices of which are located at 6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California 91367.

ITEM 2. IDENTITY AND BACKGROUND.

     a. The name of the person filing this statement on Schedule 13D is Harris Toibb.

     b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

     c. Mr. Toibb principal occupation is real estate development and personal investments.

     d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f. Mr. Toibb is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Mr. Toibb entered into that certain Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "March 2002 Purchase Agreement") dated as of March 7, 2002 pursuant to which Mr. Toibb purchased 2,836,611 shares of Common Stock at a price of $0.1322 per share and acquired warrants (the "March 2002 Warrants") to purchase 5,042,864 shares of Common Stock at an exercise price of $0.1487 per share. The March 2002 Warrants are exercisable any time after June 7, 2002 until May 23, 2004.

          Mr. Toibb has utilized personal funds for the purchase of the Common Stock and will utilize personal funds to exercise the March 2002 Warrants. The Common Stock and March 2002 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.


                               Page 3 of 8 Pages

          Previously, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "April 2001 Purchase Agreement") dated April 19, 2001, as amended on May 23, 2001 and December 19, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $2,000,000 convertible, at any time, initially into 2,832,861 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "April 2001 Secured Convertible Promissory Note") together with warrants initially to purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants were immediately exercisable for a term of three (3) years (the "April 2001 Warrants").

          The April 2001 Purchase Agreement required funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. Mr. Toibb utilized personal funds for such purchases. Pursuant to the April 2001 Purchase Agreement, the April 2001 Secured Convertible Promissory Note and the April 2001 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

          The April 2001 Purchase Agreement and the April 2001 Warrants were amended on December 19, 2001 (the "Amendments"). The parties agreed to amend certain terms of the April 2001 Purchase Agreement and the April 2001 Warrants, including the conversion and exercise price. Pursuant to the terms of the Amendments, the investment amount would be convertible at a price per share equal to the lesser of (i) $0.20 and (ii) the volume weighted average price of a share over any 5 consecutive trading days during the term (the "Conversion Price") and the April 2001 Warrants would be exercisable at a price equal to the Conversion Price multiplied by 112.5%.

          Also, previously, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "December 2001 Purchase Agreement") dated December 19, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $350,000 convertible, at any time, initially into 1,750,000 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "December 2001 Secured Convertible Promissory Note") together with warrants (the "December 2001 Warrants") initially to purchase 3,111,111 shares of Common Stock which are exercisable beginning in March, 2002 for a term of approximately two (2) years. The conversion price for the December 2001 Secured Convertible Promissory Note is the Conversion Price and the exercise price for the December 2001 Warrants is 112.5% multiplied by the Conversion Price.

          The December 2001 Purchase Agreement required funding of the December 2001 Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. Mr. Toibb has funded such amounts and utilized personal


                               Page 4 of 8 Pages
     funds in connection therewith. Pursuant to the December 2001 Purchase Agreement, the December 2001 Secured Convertible Promissory Note and the December 2001 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

          As of December 19, 2001, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the April 2001 Secured Convertible Promissory Note and the December 2001 Secured Convertible Promissory Note (collectively, the "Notes") and the exercise of the April 2001 Warrants and December 2001 Warrants (collectively, the "2001 Warrants") was 33,128,889. As of March 8, 2002, because of changes in the Conversion Price resulting from changes in the weighted average share price of BDE's common stock and the accumulation of interest on the Notes, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 50,627,942.

ITEM 4. PURPOSE OF TRANSACTION.

          Mr. Toibb purchased the Common Stock and March 2002 Warrants for investment purposes and if the March 2002 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

          Mr. Toibb purchased the Notes and the 2001 Warrants for investment purposes and, if the Notes are converted into Common Stock, in whole or in part, and/or if the 2001 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

          Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) and (d) through (i) and no present plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (b), (c) and (j). However, the April 2001 Purchase Agreement and the December 2001 Purchase Agreement provide that under certain circumstances arising upon the occurrence of certain events of default described therein, remedies include Mr. Toibb having the opportunity to acquire all or substantially all of the assets of BDE on terms described therein.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     a. As of March 8, 2002, Mr. Toibb beneficially owned 59,537,257 shares of the Common Stock, which consists of 3,866,451 shares of Common Stock issued and held by Mr. Toibb. Also included within the 59,537,257 shares of Common Stock beneficially owned by Mr. Toibb are (a) 31,601,950 shares that may be acquired upon the exercise of the 2001 Warrants held by Mr. Toibb, (b) 19,025,992 shares that may be acquired upon the conversion of all interest and principal amount


                               Page 5 of 8 Pages
     presently outstanding under the Notes and (c) 5,042,864 shares that may be acquired by Mr. Toibb upon exercise of the 2002 Warrants. Mr. Toibb's ownership will represent 79.42% of Common Stock that will be issued and outstanding upon conversion of the Notes, and the exercise of the 2001 Warrants and the 2002 Warrants as of March 8, 2002.

          The exercise price on the 2001 Warrants and conversion price on the Notes fluctuate based upon the five day weighted average share price of BDE's common stock. Thus, the amount of shares that Mr. Toibb may ultimately be entitled to own will increase to the extent the share price decreases. The figures herein are based upon share price information as of March 8, 2002.

     b. Mr. Toibb has sole voting and dispositive power with respect to 59,537,257 shares of the Common Stock.

     c. Mr. Toibb and BDE entered into the April 2001 Purchase Agreement. The April 2001 Purchase Agreement required funding of the April 2001 Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. All of the $2,000,000 funding has been made. The April 2001 Secured Convertible Promissory Note was initially convertible into 2,832,861 shares of Common Stock. As part of the April 2001 Purchase Agreement, Mr. Toibb also acquired warrants to initially purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants are immediately exercisable for a term of three (3) years.

          Mr. Toibb and BDE entered into the December 2001 Purchase Agreement. The December 2001 Purchase Agreement required funding of the December 2001 Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. All of the $350,000 funding has been made. The December 2001 Secured Promissory Note was initially convertible into 1,750,000 shares of Common Stock. As part of the December 2001 Purchase Agreement, Mr. Toibb also acquired warrants to initially purchase 3,111,111 shares of Common Stock which are exercisable beginning in March, 2002 for a term of approximately two (2) years. The conversion price for the December 2001 Secured Convertible Promissory Note is the Conversion Price and the exercise price for the December 2001 Warrants is 112.5% multiplied by the Conversion Price. In addition, in connection with the December 2001 Purchase Agreement, the conversion price of the April 2001 Secured Promissory Note and the exercise price of the April 2001 Warrants were amended to be the same as the December 2001 Secured Convertible Promissory Note and December 2001 Warrants, respectively.

          Mr. Toibb entered into that certain Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "Purchase Agreement") dated as of March 7, 2002 pursuant to which Mr. Toibb purchased


                               Page 6 of 8 Pages

     2,836,611 shares of Common Stock at a price of $0.1322 per share and acquired warrants (the "March 2002 Warrants") to purchase 5,042,864 shares of Common Stock at an exercise price of $0.1487 per share. The March 2002 Warrants are exercisable any time after June 7, 2002 until May 23, 2004.

     d. None

     e. Not Applicable

     f. Not Applicable

     g. Not Applicable

     h. Not Applicable

     i. Not Applicable

     j. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 6 contained in Mr. Toibb's initial filing on this
     Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 7. EXHIBITS.


          None.


                               Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 March 15, 2002


                                 /S/ HARRIS TOIBB
                                 ---------------------------------
                                 Harris Toibb, an Individual



                               Page 8 of 8 Pages